Dimensional Associates, LLC
1091 Boston Post Road
Rye, NY 10580

June 7, 2010

Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Orchard Enterprises, Inc.
Schedule 13E-3
Filed April 27, 2010
File No. 005-81616

Preliminary Proxy Statement on Schedule 14A
Filed April 27, 2010
File No. 000-51761

Ladies and Gentlemen:

On behalf of the undersigned (each, a “Filing Person,” and collectively, the “Filing Persons”), this letter is being provided at the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) made in the letter dated May 21, 2010 (the “Comment Letter”) from Song Brandon, Special Counsel, Office of Mergers & Acquisitions, relating to the above-reference Transaction Statement on Schedule 13E-3 filed on April 27, 2010 (the “Schedule 13E-3”) and the Preliminary Proxy Statement on Schedule 14A filed on April 27, 2010 (the “Proxy Statement”).

In connection with the filing by The Orchard Enterprises, Inc. and the Filing Persons of Amendment No. 1 to the Schedule 13E-3 and Amendment No. 1 to the Proxy Statement, each of which is to be filed with the SEC concurrently with this letter, each Filing Person, solely for and on behalf of itself or himself, confirms that:

•	each Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings with respect to it or him;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	each Filing Person may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[Signature page follows]

Dated: June 7, 2010

DIMENSIONAL ASSOCIATES, LLC

By:	JDS Capital, L.P., its Manager

By:	JDS Capital Management, LLC, its general partner

By:	/s/ JOSEPH D. SAMBERG
Joseph D. Samberg Managing Member

ORCHARD MERGER SUB, INC.

By:	/s/ DANIEL C. STEIN
Daniel C. Stein President

JDS CAPITAL, L.P.

By:	JDS Capital Management, LLC, its general partner

By:	/s/ JOSEPH D. SAMBERG
Joseph D. Samberg Managing Member

JDS CAPITAL MANAGEMENT, LLC

By:	/s/ JOSEPH D. SAMBERG
Joseph D. Samberg Managing Member

JOSEPH D. SAMBERG

/s/ JOSEPH D. SAMBERG

DANIEL C. STEIN

/s/ DANIEL C. STEIN